

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Yin Shenping
Chief Executive Officer
Recon Technology, Ltd
Room 601, No. 1 Shui'an South Street
Chaoyang District , Beijing 100012
People's Republic of China

> **Re: Recon Technology, Ltd**
> **Form 20-F for the Fiscal Year ended June 30, 2024**
> **Filed October 30, 2024**
> **File No. 001-34409**

Dear Yin Shenping:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation